                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-56599
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 1998)

VALERO LOGO                VALERO ENERGY CORPORATION

$300,000,000

7 3/8% Notes due 2006

Interest payable March 15 and September 15

ISSUE PRICE: 99.806%

The Notes will mature on March 15, 2006. Interest will accrue from March 15, 1999. Valero may redeem the Notes in whole or in part at any time at the redemption prices described on page S-20. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------------------------------
                                                PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                                 PUBLIC              COMMISSIONS              VALERO
-------------------------------------------------------------------------------------------------------
Per Note                                        99.806%                .625%                 99.181%
-------------------------------------------------------------------------------------------------------
Total                                         $299,418,000           $1,875,000            $297,543,000
-------------------------------------------------------------------------------------------------------

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors on or about March 15, 1999.

J.P. MORGAN & CO.
                       CREDIT SUISSE FIRST BOSTON
                                           MORGAN STANLEY DEAN WITTER

March 10, 1999

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
The Company.................................................    S-3
Capitalization..............................................    S-5
Ratio of Earnings to Fixed Charges..........................    S-5
Use of Proceeds.............................................    S-5
Selected Consolidated Financial Data........................    S-6
Management's Discussion and Analysis........................    S-9
Business....................................................   S-15
Description of the Notes....................................   S-20
Underwriting................................................   S-27
Validity of the Notes.......................................   S-28
Information Regarding Forward-Looking Statements............   S-28

                            PROSPECTUS

Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      3
Forward-Looking Statements..................................      3
The Company.................................................      4
Recent Developments.........................................      4
Use of Proceeds.............................................      4
Ratio of Earnings to Fixed Charges..........................      5
Risk Factors................................................      5
Description of the Debt Securities..........................      5
Description of the Common Stock.............................     12
Description of the Preferred Share Purchase Rights..........     13
Description of the Preferred Stock..........................     15
Description of the Depositary Shares........................     18
Plan of Distribution........................................     22
Legal Opinions..............................................     23
Experts.....................................................     23

                                  THE COMPANY

GENERAL

Valero Energy Corporation is one of the United States' largest independent petroleum refiners and marketers, and the largest on the Gulf Coast. With the May 1, 1997 acquisition of Basis Petroleum, Inc. and the September 16, 1998 acquisition of Mobil Oil Corporation's Paulsboro, New Jersey refinery, the Company currently owns and operates five refineries in Texas, Louisiana and New Jersey with a combined throughput capacity of approximately 735,000 barrels per day ("BPD"). The Company principally produces premium, environmentally clean products such as reformulated gasoline, low-sulfur diesel and oxygenates. The Company also produces a substantial slate of middle distillates, jet fuel and petrochemicals. The Company markets its products in 31 states and selected export markets.

Unless otherwise required by the context, the term "Valero" as used herein refers to Valero Energy Corporation, and the term "Company" refers to Valero and its consolidated subsidiaries. Valero's principal executive offices are located at One Valero Place, San Antonio, Texas, 78212 and its telephone number is (210) 370-2000.

RESTRUCTURING

Valero was incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company and became a publicly held corporation on July 31, 1997. Prior to July 31, 1997, Valero was a wholly owned subsidiary of Valero Energy Corporation ("Energy"). Energy was engaged in both the refining and marketing business and the natural gas related services business. On July 31, 1997, Energy spun off Valero to Energy's stockholders by distributing all of the common stock of Valero (the "Distribution"). Immediately after the Distribution, Energy, with its remaining natural gas related services business, merged (the "Merger") with a wholly owned subsidiary of PG&E Corporation ("PG&E"). The Distribution and the Merger are collectively referred to as the "Restructuring." Upon completion of the Restructuring, Valero's name was changed from Valero Refining and Marketing Company to Valero Energy Corporation and its common stock was listed for trading on the New York Stock Exchange under the symbol "VLO."

BASIS ACQUISITION

Effective May 1, 1997, Energy acquired all of the outstanding common stock of Basis Petroleum, Inc. ("Basis"), a wholly owned subsidiary of Salomon Inc ("Salomon"). The primary assets acquired with Basis included three refineries located in Texas City, Texas (the "Texas City Refinery"), Houston, Texas (the "Houston Refinery") and Krotz Springs, Louisiana (the "Krotz Springs Refinery") (collectively, the "Basis Refineries") and an extensive wholesale marketing business. At the time of their acquisition, these refineries had a combined total throughput capacity in excess of 300,000 BPD. Prior to the Restructuring, Energy transferred the stock of Basis to Valero. As a result, Basis was a part of the Company at the time it was spun off to Energy's stockholders pursuant to the Restructuring.

ACQUISITION OF MOBIL'S PAULSBORO, NEW JERSEY REFINERY

On September 16, 1998, Valero Refining Company-New Jersey ("VRC-NJ"), a wholly owned subsidiary of Valero, purchased substantially all of the assets related to Mobil Oil Corporation's ("Mobil") 155,000 BPD refinery in Paulsboro, New Jersey (the "Paulsboro Refinery") and assumed certain of its liabilities. The purchase price was $228 million plus approximately $107 million representing the value of inventories and certain other items acquired in the transaction. The purchase price was paid in cash from borrowings under the Company's committed bank credit facility. In addition, Mobil is entitled to receive payments in any of the five years following the acquisition if certain average refining margins during any of such years exceed a specified level. Any payments under this earn-out arrangement are limited to $20 million in any year and $50 million in the aggregate.

As part of the acquisition, the Company and Mobil signed long-term agreements for the Paulsboro Refinery to supply Mobil's adjacent lube oil blending and packaging facility with fuels and lubricant basestocks and for Mobil to provide high-quality crude feedstocks to the Paulsboro Refinery. In addition, the Company and Mobil signed long-term agreements for the Paulsboro Refinery to supply portions of Mobil's marketing operations with light products at market-related prices.

The acquisition of the Paulsboro Refinery increased the Company's total throughput capacity by approximately 25%, improved the Company's geographic diversity by providing better access to Northeast markets and diversified the Company's product mix through the Paulsboro Refinery's production of high-margin products such as lubricants and asphalt.

                                 CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as of December 31, 1998, and on a pro forma basis adjusted to give effect to this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with Valero's Consolidated Financial Statements, including the notes thereto, incorporated by reference into the Prospectus.

                                                                DECEMBER 31, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Short-term debt.............................................  $  160.0    $  160.0
Long-term debt..............................................     822.3       822.3
                                                              --------    --------
  Total debt................................................     982.3       982.3
Total stockholders' equity..................................   1,085.3     1,085.3
                                                              --------    --------
Total capitalization........................................  $2,067.6    $2,067.6
                                                              ========    ========
Total debt to total capitalization ratio....................      47.5%       47.5%

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

       YEAR ENDED DECEMBER 31,
-------------------------------------
1998    1997    1996    1995    1994
-----   -----   -----   -----   -----
 (a)    4.08x   1.74x   2.61x   1.69x

---------------

(a) For year ended December 31, 1998, earnings were insufficient to cover fixed charges by $80.6 million. Such deficiency was due primarily to a $170.9 million pre-tax charge to earnings to write down the carrying amount of the Company's refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 2.68x.

For purposes of computing the above ratio, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, amortization of debt expense and premiums or discounts related to outstanding indebtedness, and one-third (the proportion deemed representative of the interest factor) of rental expense.

The Company paid no dividends on preferred stock with respect to its continuing operations during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

                                USE OF PROCEEDS

The Company intends to use the net proceeds from the sale of the Notes (estimated to be approximately $297.3 million, after deducting the Underwriters' discount and offering expenses) to repay borrowings under the Company's revolving bank credit facility due November 28, 2002. As of December 31, 1998, the Company's weighted average interest rate on the debt to be refinanced was approximately 6.1%. In September 1998, the Company borrowed approximately $335 million under its revolving bank credit facility to purchase the Paulsboro Refinery and associated inventory and properties.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information presented below for the two years ended December 31, 1998 has been derived from the historical consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent auditors. The following financial information should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company, which are incorporated in the Prospectus by reference.

                          CONSOLIDATED BALANCE SHEETS
                             (THOUSANDS OF DOLLARS)

                                     ASSETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
CURRENT ASSETS:
  Cash and temporary cash investments.......................  $   11,199   $    9,935
  Receivables, less allowance for doubtful accounts of
     $1,150 (1998) and $1,275 (1997)........................     283,456      366,315
  Inventories...............................................     316,405      369,355
  Current deferred income tax assets........................       4,851       17,155
  Prepaid expenses and other................................      23,799       26,265
                                                              ----------   ----------
                                                                 639,710      789,025
                                                              ----------   ----------
PROPERTY, PLANT AND EQUIPMENT -- including construction in
  progress of $179,136 (1998) and $66,636 (1997), at cost...   2,572,190    2,132,489
  Less: Accumulated depreciation............................     612,847      539,956
                                                              ----------   ----------
                                                               1,959,343    1,592,533
                                                              ----------   ----------
DEFERRED CHARGES AND OTHER ASSETS...........................     126,611      111,485
                                                              ----------   ----------
                                                              $2,725,664   $2,493,043
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt...........................................  $  160,000   $  122,000
  Accounts payable..........................................     283,183      414,305
  Accrued expenses..........................................      54,561       60,979
                                                              ----------   ----------
                                                                 497,744      597,284
                                                              ----------   ----------
LONG-TERM DEBT..............................................     822,335      430,183
                                                              ----------   ----------
DEFERRED INCOME TAXES.......................................     210,389      256,858
                                                              ----------   ----------
DEFERRED CREDITS AND OTHER LIABILITIES......................     109,909       49,877
                                                              ----------   ----------
COMMON STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value -- 150,000,000 shares
     authorized; issued 56,314,798 (1998) and 56,136,032
     (1997) shares..........................................         563          561
  Additional paid-in capital................................   1,112,726    1,110,654
  Retained earnings (Accumulated deficit)...................     (17,618)      47,626
  Treasury stock, 378,130 (1998) and -0- (1997) shares, at
     cost...................................................     (10,384)          --
                                                              ----------   ----------
                                                               1,085,287    1,158,841
                                                              ----------   ----------
                                                              $2,725,664   $2,493,043
                                                              ==========   ==========

                       CONSOLIDATED STATEMENTS OF INCOME
                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
OPERATING REVENUES..........................................  $5,539,346   $5,756,220
                                                              ----------   ----------
COSTS AND EXPENSES:
  Cost of sales and operating expenses......................   5,271,473    5,426,438
  Write-down of inventories to market value.................     170,929           --
  Selling and administrative expenses.......................      69,482       53,573
  Depreciation expense......................................      78,660       65,175
                                                              ----------   ----------
          Total.............................................   5,590,544    5,545,186
                                                              ----------   ----------
OPERATING INCOME (LOSS).....................................     (51,198)     211,034
LOSS ON INVESTMENT IN PROESA JOINT VENTURE..................          --           --
OTHER INCOME, NET...........................................         586        6,978
INTEREST AND DEBT EXPENSE:
  Incurred..................................................     (37,819)     (44,150)
  Capitalized...............................................       5,340        1,695
                                                              ----------   ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES.....................................................     (83,091)     175,557
INCOME TAX EXPENSE (BENEFIT)................................     (35,800)      63,789
                                                              ----------   ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS....................     (47,291)     111,768
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME
  TAX EXPENSE (BENEFIT) OF $(8,889) (1997) AND $24,389
  (1996), RESPECTIVELY......................................          --      (15,672)
                                                              ----------   ----------
NET INCOME (LOSS)...........................................     (47,291)      96,096
  Less: Preferred stock dividend requirements and redemption
     premium................................................          --        4,592
                                                              ----------   ----------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK................  $  (47,291)  $   91,504
                                                              ==========   ==========
EARNINGS (LOSS) PER SHARE OF COMMON STOCK:
  Continuing operations.....................................  $     (.84)  $     2.16
  Discontinued operations...................................          --         (.39)
                                                              ----------   ----------
          Total.............................................  $     (.84)  $     1.77
                                                              ==========   ==========
  Weighted average common shares outstanding (in
     thousands).............................................      56,078       51,662
EARNINGS (LOSS) PER SHARE OF COMMON STOCK -- ASSUMING
  DILUTION:
  Continuing operations.....................................  $     (.84)  $     2.03
  Discontinued operations...................................          --         (.29)
                                                              ----------   ----------
          Total.............................................  $     (.84)  $     1.74
                                                              ==========   ==========
  Weighted average common shares outstanding (in
     thousands).............................................      56,078       55,129
DIVIDENDS PER SHARE OF COMMON STOCK.........................  $      .32   $      .42

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (THOUSANDS OF DOLLARS)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                1998          1997
                                                              ---------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from continuing operations..................  $ (47,291)   $   111,768
  Adjustments to reconcile income (loss) from continuing
     operations to net cash provided by continuing
     operations:
     Depreciation expense...................................     78,660         65,175
     Amortization of deferred charges and other, net........     47,889         27,252
     Write-down of inventories to market value..............    170,929             --
     Loss on investment in Proesa joint venture.............         --             --
     Changes in current assets and current liabilities......    (46,179)       (32,113)
     Deferred income tax expense (benefit)..................    (31,700)        32,827
     Changes in deferred items and other, net...............     (6,483)        (8,264)
                                                              ---------    -----------
          Net cash provided by continuing operations........    165,825        196,645
          Net cash provided by discontinued operations......         --         24,452
                                                              ---------    -----------
          Net cash provided by operating activities.........    165,825        221,097
                                                              ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures:
     Continuing operations..................................   (165,507)       (69,284)
     Discontinued operations................................         --        (52,674)
  Deferred turnaround and catalyst costs....................    (56,346)       (10,860)
  Purchase of Paulsboro Refinery............................   (335,249)            --
  Acquisition of Basis Petroleum, Inc.......................         --       (355,595)
  Earn-out payment in connection with Basis acquisition.....    (10,325)            --
  Other.....................................................      1,159          1,693
                                                              ---------    -----------
          Net cash used in investing activities.............   (566,268)      (486,720)
                                                              ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term debt, net..........................     38,000        155,088
  Long-term borrowings......................................    538,434      1,530,809
  Long-term debt reduction..................................   (147,000)    (1,217,668)
  Special spin-off dividend, including intercompany note
     settlement.............................................         --       (214,653)
  Common stock dividends....................................    (17,953)       (21,031)
  Preferred stock dividends.................................         --         (5,419)
  Issuance of common stock..................................      6,677         59,054
  Purchase of treasury stock................................    (16,451)        (9,293)
  Redemption of preferred stock.............................         --         (1,339)
                                                              ---------    -----------
     Net cash provided by financing activities..............    401,707        275,548
                                                              ---------    -----------
NET INCREASE IN CASH AND TEMPORARY CASH INVESTMENTS.........      1,264          9,925
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF
  PERIOD....................................................      9,935             10
                                                              ---------    -----------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF PERIOD........  $  11,199    $     9,935
                                                              =========    ===========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following analysis should be read in conjunction with Valero's Consolidated Financial Statements, including the notes thereto, incorporated by reference herein. Those statements in the Management's Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Information Regarding Forward-Looking Statements" on page S-28 of the Prospectus Supplement for discussion of the factors which could cause actual results to differ materially from those projected in such statements.

RESTRUCTURING

As described in "The Company -- Restructuring," on July 31, 1997, Energy spun off the Company to Energy's stockholders and merged its remaining natural gas related services business with PG&E (collectively referred to as the "Restructuring"). As a result of the Restructuring, the Company became a "successor registrant" to Energy for financial reporting purposes under the federal securities laws. Accordingly, the following Management's Discussion and Analysis, and the consolidated financial statements incorporated by reference herein, reflect Energy's natural gas related services business as discontinued operations of the Company.

RESULTS OF OPERATIONS

The following tables and discussion present the results of operations of the Company for the years ended December 31, 1998 and 1997.

     FINANCIAL HIGHLIGHTS (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                                                   CHANGE
                                                                              ----------------
                                                  1998(1)         1997(2)      AMOUNT      %
                                                -----------     -----------   ---------   ----
Operating revenues............................  $ 5,539,346     $ 5,756,220   $(216,874)    (4)%
Cost of sales.................................   (4,792,665)     (5,092,150)    299,485      6
Operating costs:
     Cash (fixed and variable)................     (435,542)       (304,683)   (130,859)   (43)
     Depreciation and amortization............     (119,524)        (92,317)    (27,207)   (29)
Selling and administrative expenses (including
  related depreciation expense)...............      (71,884)        (56,036)    (15,848)   (28)
                                                -----------     -----------   ---------
Operating income, before inventory
  write-down..................................      119,731         211,034     (91,303)   (43)
Write-down of inventories to market value.....     (170,929)             --    (170,929)    --
                                                -----------     -----------   ---------
          Total operating income (loss).......  $   (51,198)    $   211,034   $(262,232)  (124)
                                                ===========     ===========   =========
Other income, net.............................  $       586     $     6,978   $  (6,392)   (92)
Interest and debt expense, net................  $   (32,479)    $   (42,455)  $   9,976     23
Income tax (expense) benefit..................  $    35,800     $   (63,789)  $  99,589    156
Income (loss) from continuing operations......  $   (47,291)    $   111,768   $(159,059)  (142)
Loss from discontinued operations, net of
  income tax benefit(3).......................  $        --     $   (15,672)  $  15,672    100
Net income (loss).............................  $   (47,291)    $    96,096   $(143,387)  (149)
Net income (loss) applicable to common
  stock.......................................  $   (47,291)    $    91,504   $(138,795)  (152)
Earnings (loss) per share of common stock
  assuming dilution:
  Continuing operations.......................  $      (.84)    $      2.03   $   (2.87)  (141)
  Discontinued operations.....................           --            (.29)        .29    100
                                                -----------     -----------   ---------
          Total...............................  $      (.84)    $      1.74   $   (2.58)  (148)
                                                ===========     ===========   =========
Earnings before interest, taxes, depreciation
  and amortization ("EBITDA").................  $   244,523(4)  $   313,025   $ (68,502)   (22)
Ratio of EBITDA to interest incurred(5).......          6.5x            7.1x        (.6)x   (8)

                              OPERATING HIGHLIGHTS

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                                     CHANGE
                                                                                  ------------
                                                              1998(1)   1997(2)   AMOUNT    %
                                                              -------   -------   ------   ---
Sales volumes (Mbbls per day)...............................     894       630      264     42%
Throughput volumes (Mbbls per day)..........................     579(6)    417(7)   162     39
Average throughput margin per barrel........................   $3.53(8)  $4.35    $(.82)   (19)
Operating costs per barrel:
  Cash (fixed and variable).................................   $2.06     $2.00    $ .06      3
  Depreciation and amortization.............................     .57       .61     (.04)    (7)
                                                               -----     -----    -----
          Total operating costs per barrel..................   $2.63     $2.61    $ .02      1
                                                               =====     =====    =====
Charges:
  Crude oils:
     Sour...................................................      36%       25%      11%    44%
     Heavy sweet............................................      20        21       (1)    (5)
     Light sweet............................................      11        11       --     --
                                                               -----     -----    -----
          Total crude oils..................................      67        57       10     18
  Residual fuel oil ("resid")...............................      11        18       (7)   (39)
  Other feedstocks and blendstocks..........................      22        25       (3)   (12)
                                                               -----     -----    -----
          Total charges.....................................     100%      100%      --%    --
                                                               =====     =====    =====

Yields:
  Gasoline and blending components..........................      48%       48%      --%    --
  Distillates...............................................      28        25        3     12
  Petrochemicals............................................       4         6       (2)   (33)
  Natural gas liquids ("NGLs") and naphtha..................       6         6       --     --
  Lubes and asphalts........................................       2        --        2     --
  Other products............................................      12        15       (3)   (20)
                                                               -----     -----    -----
          Total yields......................................     100%      100%      --%    --
                                                               =====     =====    =====

AVERAGE MARKET REFERENCE PRICES AND DIFFERENTIALS (U.S. GULF COAST) (DOLLARS PER
                                    BARREL)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                                   CHANGE
                                                                                ------------
                                                               1998     1997    AMOUNT    %
                                                              ------   ------   ------   ---
Feedstocks:
  West Texas Intermediate ("WTI") crude oil.................  $14.41   $20.61   $(6.20)  (30)%
  WTI less sour crude oil (Arab medium)(9)..................  $ 3.37   $ 3.05   $  .32    10
  WTI less heavy sweet crude oil (Cabinda plus
     freight)(9)............................................  $ 1.40   $ 1.08   $  .32    30
  WTI less resid (Singapore plus freight)(9)................  $ 1.57   $ 2.61   $(1.04)  (40)
Products:
  Unleaded 87 gasoline less WTI.............................  $ 2.98   $ 3.97   $ (.99)  (25)
  No. 2 fuel oil less WTI...................................  $ 1.45   $ 1.96   $ (.51)  (26)
  Propylene less WTI........................................  $ 2.23   $ 8.14   $(5.91)  (73)

---------------

(1) Includes the operations of the Paulsboro Refinery commencing September 17, 1998.
(2) Includes the operations of the Texas City, Houston and Krotz Springs refineries commencing May 1, 1997.
(3) Reflects the results of Energy's natural gas related services business for periods prior to the Restructuring.

(4) Excludes the $170.9 million pre-tax write-down of inventories to market value.
(5) Interest incurred for 1997 includes $18,164 of interest on corporate debt that was allocated to continuing operations.
(6) Includes 46 Mbbls per day related to the Paulsboro Refinery.
(7) Includes 238 Mbbls per day related to the Texas City, Houston and Krotz Springs refineries.
(8) Excludes an $.81 per barrel reduction resulting from pre-tax write-downs of inventories to market value of $37.7 million in the first quarter and $133.2 million in the fourth quarter.
(9) Excludes $.25 to $.50 per barrel for other delivery related costs.

  General

The Company reported a net loss of $47.3 million, or $.84 per share, for the year ended December 31, 1998 compared to income from continuing operations of $111.8 million, or $2.03 per share, for the year ended December 31, 1997. For the fourth quarter of 1998, the Company reported a net loss of $85.7 million, or $1.53 per share, compared to net income of $12.4 million, or $.22 per share, for the fourth quarter of 1997. The fourth quarter 1998 results were reduced by a $133.2 million ($86.6 million after-tax, or $1.55 per share) non-cash write-down in the carrying amount of the Company's refinery inventories resulting from a significant decline in feedstock and refined product prices during the quarter. Coupled with a $37.7 million non-cash inventory write-down in the first quarter of 1998, full year 1998 results were reduced by non-cash inventory write-downs totaling $170.9 million ($111.1 million after-tax, or $1.98 per share).

Excluding the effects of the inventory write-downs, fourth quarter 1998 net income ($.9 million, or $.02 per share), and total year 1998 net income ($63.8 million, or $1.14 per share) were still well below 1997 levels due to extremely weak refining industry fundamentals that lasted throughout most of 1998 and are continuing into 1999. Partially offsetting the effects of such depressed industry conditions were full year contributions in 1998 from the operations related to the Texas City, Houston and Krotz Springs refineries acquired on May 1, 1997 and the contribution from the Paulsboro Refinery commencing September 17, 1998. Results from discontinued operations in 1997 were a loss of $15.7 million, or $.29 per share, for the seven months prior to the July 31, 1997 Restructuring. In determining earnings per share for the year ended December 31, 1997, dividends on Energy's preferred stock were deducted from income from discontinued operations as such preferred stock was issued in connection with Energy's natural gas related services business.

  Operating Revenues

Operating revenues decreased $216.9 million, or 4%, to $5.5 billion during 1998 compared to 1997 due to a 32% decrease in the average sales price per barrel partially offset by a 42% increase in average daily sales volumes. The significant decrease in sales prices was attributable to an oversupply of crude oil due to lower worldwide energy demand, particularly in Asia. These excess crude oil supplies, combined with high refinery utilization rates and below average demand for heating oil due to mild winter weather, resulted in a build-up of refined product inventories, particularly distillates, and severely depressed refined product prices. The increase in sales volumes was due primarily to additional volumes attributable to the acquisition of the Texas City, Houston and Krotz Springs refineries, the acquisition of the Paulsboro Refinery, and an increase in related marketing activities.

  Operating Income (Loss)

Operating income decreased $262.2 million during 1998 compared to 1997 due in large part to the $170.9 million in inventory write-downs noted above. Excluding the effect of the inventory write-downs, operating income decreased $91.3 million, or 43%, to $119.7 million during 1998 compared to 1997. This decrease was due to an approximate $158 million increase in operating costs and higher selling and administrative expenses of approximately $16 million (both including related depreciation expense), partially offset by an approximate $83 million increase in total throughput margins.

Total throughput margins increased due primarily to four additional months of operations in 1998 versus 1997 related to the Texas City, Houston and Krotz Springs refineries, and the inclusion of the Paulsboro Refinery commencing with its acquisition. Although total throughput margins increased, the average throughput margin per barrel declined $.82, or 19%, due in large part to the fact that the newly-acquired refineries normally realize a lower per-barrel margin (but also lower per-barrel operating costs) than that realized by the Corpus Christi Refinery. Also contributing to an increase in total throughput margins was a significant improvement in feedstock discounts relative to WTI due to improved sweet and sour crude differentials and enhanced feedstock processing flexibility, particularly at the Corpus Christi Refinery, partially offset by lower discounts on resid. However, this feedstock benefit was more than offset by (i) lower gasoline and distillate margins resulting primarily from the factors noted above under "Operating Revenues," and (ii) significantly lower petrochemical margins and other factors as discussed below. The net negative effect on throughput margins resulting from the changes in gasoline and distillate margins and feedstock discounts was somewhat offset by a benefit from hedging activities related to such products and feedstocks under the Company's price risk management program. In 1998, the Company's hedging activities resulted in a benefit to total throughput margins of approximately $17 million, while in 1997, the effect of hedging activities on throughput margins was slightly negative. The decline in petrochemical margins noted above which substantially reduced total throughput margins resulted from depressed demand for petrochemical feedstocks due to the Asian economic crisis. Total throughput margins were also reduced by lower margins from the Clear Lake Methanol Plant.

With regard to operating costs, approximately $38 million ($33 million cash cost and $5 million depreciation and amortization), or 24%, of the total operating cost increase was attributable to the Paulsboro Refinery acquired in September 1998, while $92 million, or 58%, of the increase was attributable to the four additional months of operations during the 1998 period for the Texas City, Houston and Krotz Springs refineries. The remainder of the increase in operating costs was attributable to an increase in amortization of deferred turnaround and catalyst costs for the Texas City, Houston and Corpus Christi refineries resulting from various turnarounds and catalyst change-outs as described in "Business," an increase in cash costs for injected catalyst at those same refineries resulting from the use of lower-cost/reduced-quality feedstocks, higher catalyst costs at the Corpus Christi Refinery resulting primarily from shorter than expected catalyst life, and higher salary costs. Selling and administrative expenses increased due primarily to the three and one-half months of operations for the Paulsboro Refinery and to the four additional months of operations for the Texas City, Houston and Krotz Springs refineries during 1998.

  Other Income

Other income, net, decreased by $6.4 million to $.6 million during 1998 compared to 1997 due primarily to lower results from the Company's 20% equity interest in the Javelina off-gas processing plant in Corpus Christi due primarily to lower petrochemical and other product prices, partially offset by lower natural gas feedstock costs.

  Net Interest and Debt Expense

Net interest and debt expense decreased $10 million, or 23%, to $32.5 million during 1998 compared to 1997 due primarily to the inclusion in the 1997 period of allocated interest expense related to corporate debt that was subsequently assumed by PG&E pursuant to the Restructuring on July 31, 1997 and to a reduction in average interest rates. The decrease in net interest and debt expense resulting from these factors was partially offset by an increase in bank borrowings due primarily to the acquisition of the Paulsboro Refinery.

  Income Tax Expense (Benefit)

Income taxes decreased from a $63.8 million expense in 1997 to a $35.8 million benefit in 1998 due primarily to the significant decrease in pre-tax results from continuing operations and, to a lesser extent, to the recognition in 1998 of $5.8 million related to a research and experimentation tax credit.

  Discontinued Operations

The loss from discontinued operations in 1997 of $15.7 million (net of an income tax benefit of $8.9 million), or $.29 per share, reflected the net loss of Energy's natural gas related services business for the seven months ended July 31, 1997, prior to consummation of the Restructuring.

OUTLOOK

In the fourth quarter of 1998, refining margins fell to 15-year lows due to several negative factors that simultaneously affected the industry. These factors, which led to significant increases in refined product inventories and put extreme downward pressure on refined product prices, included:

     - Warm winter weather which reduced demand for distillates and resulted in excess distillate inventories.

     - Continuation of the Asian economic crisis which has significantly reduced the growth in worldwide oil and light product demand, including petrochemicals.

     - Failure of the industry to curtail crude oil production rates, which, combined with continued growth of non-OPEC production and lower growth in worldwide energy demand, resulted in a worldwide surplus of crude oil.

     - High refinery utilization rates in the U.S., resulting from low crude oil prices and strong gasoline demand, which, combined with weak export markets, resulted in higher gasoline inventories.

These depressed margin conditions have continued into 1999 for gasoline and heating oil. U.S. Gulf Coast margins on gasoline and heating oil in January 1999 averaged $1.29 and $.53, respectively, and continued to deteriorate in February, averaging $.77 and $(.16), respectively, for the month through February 23, which are substantially below historical levels. Combined with a turnaround of the heavy oil cracker and related units at the Company's Corpus Christi Refinery for approximately 35 days beginning January 8, the Company currently expects to incur a significant net loss in the first quarter of 1999.

Although only marginal improvements in margins are expected in the near-term, the Company estimates margins will improve longer-term based on several factors. These factors include:

     - A healthy U.S. economy resulting in a projected 2% growth in gasoline demand in 1999.

     - An increase in demand for low-sulfur diesel and jet fuel.

     - Expected ample supplies of sour crude oil at favorable discounts.

     - Belief that margins for petrochemical feedstocks, essentially trading at gasoline blend value, have reached a natural floor.

     - Current high number of refinery turnarounds, which should help reduce refined product inventory levels.

     - Refinery production cuts by several independent refiners, including the Company's cut-back of production at its Houston, Corpus Christi and Krotz Springs refineries, and expected slowdown in additions to industry refining capacity due to poor margin conditions, both of which should also help reduce market supplies.

     - Signs of increased demand for crude oil in Asia.

Beyond 1999, the Company anticipates a moderate improvement in refining margins due to tightening U.S. refining capacity. Increased demand for light products is expected to outpace capacity additions due to slow growth in capacity additions resulting from poor margins experienced in recent years. In addition, changes in gasoline specifications as a result of Phase II RFG in the year 2000 will reduce production capability in the industry. Excess conversion capacity resulting from new conversion projects in the early to mid-1990's has now been fully absorbed. Any such projects currently planned will not keep pace with an expected increase in the supply of heavy crudes resulting from increased Middle East and Latin American production. As a result, the spread between light and heavy crudes is expected to increase.

Domestic gasoline demand, which increased 2.5% in 1997, 2% in 1998, and is up almost 4% thus far in 1999, is expected to continue to improve due to a strong economy and the trend in recent years toward less fuel-efficient vehicles. Demand for RFG is expected to continue to improve as a result of increased demand in areas currently designated as non-attainment and more cities across the United States "opting in" to the federal RFG program. Worldwide, demand for clean-burning fuels, such as RFG, is expected to continue to increase resulting from the worldwide movement to reduce lead and certain other pollutants and contaminants in gasoline. The increasing demand for clean-burning fuels should sustain a strong demand for oxygenates such as MTBE.

Certain initiatives have been presented in California and Maine which would restrict or potentially ban the use of MTBE as a gasoline component. If MTBE were to be restricted or banned, the Company believes that its MTBE-producing facility could be modified to produce other gasoline blendstocks or other petrochemicals for a minimal capital investment.

The Company expects a continuation of the recent industry consolidations through mergers and acquisitions, making for a more competitive business environment while providing the Company with opportunities to expand its operations. As refining margins merit, the Company expects to continue making capital improvements at its refinery facilities to increase, among other things, throughput capacity, conversion capability, operational efficiency, and feedstock flexibility. The majority of such capital improvements are anticipated to be performed during scheduled maintenance turnarounds.

                                    BUSINESS

GENERAL

The Company owns and operates five refineries having a combined total throughput capacity of approximately 735,000 BPD. The following table lists the location of each of the Company's refineries and each refinery's feedstock throughput capacity.

REFINERY                                                 FEEDSTOCK THROUGHPUT CAPACITY IN BPD
--------                                                 ------------------------------------
Corpus Christi, Texas..................................                205,000
Texas City, Texas......................................                180,000
Paulsboro, New Jersey..................................                155,000
Houston, Texas.........................................                115,000
Krotz Springs, Louisiana...............................                 80,000

The diversity of the Company's refineries allows it to process a wide slate of feedstocks including medium sour crude oils and heavy sweet crudes, both of which can typically be purchased at a discount to West Texas Intermediate, a benchmark crude oil. The primary feedstocks for the Company's Gulf Coast refineries are medium sour crude oil, heavy and light sweet crude oil, and high-sulfur atmospheric residual fuel oil ("resid"). Since 1997, the aggregate throughput capacity of the Gulf Coast refineries has been increased to approximately 580,000 BPD from roughly 480,000 BPD immediately after the acquisition of the Basis Refineries, principally through (i) upgrading and reconfiguration improvements undertaken by the Company at the Basis Refineries,
(ii) efforts to optimize feedstock selection in order to capitalize on the reconfiguration of the Basis Refineries, and (iii) modifications to the hydrodesulfurization unit at the Corpus Christi Refinery. The Company has the ability to capitalize on the diverse feedstock capabilities of its Gulf Coast refineries by transferring up to 35,000 BPD of intermediate feedstocks such as deasphalted oil ("DAO") and atmospheric tower bottoms ("ATB") from the Texas City Refinery to the Houston and/or Corpus Christi Refineries which are able to more effectively produce light products from DAO and ATBs. During 1998, the Company's refineries operated at approximately 94% of capacity, exclusive of scheduled turnarounds.

  Corpus Christi Refinery

The Corpus Christi Refinery is situated on 254 acres along the Corpus Christi Ship Channel. The Corpus Christi Refinery specializes in processing primarily heavy crude oil and resid into premium products, such as reformulated gasoline ("RFG"). The Corpus Christi Refinery can produce approximately 120,000 BPD of gasoline and gasoline-related products, 38,000 BPD of middle distillates and 35,000 BPD of other products such as chemicals, asphalt and propane. The Corpus Christi Refinery can produce all of its gasoline as RFG and all of its diesel fuel as low-sulfur diesel. The Corpus Christi Refinery has substantial flexibility to vary its mix of gasoline products to meet changing market conditions.

The Corpus Christi Refinery's primary operating units include an 81,000 BPD heavy oil cracker ("HOC"), an 82,000 BPD hydrodesulfurization unit ("HDS"), a 36,000 BPD hydrocracker and a 36,000 BPD reformer complex. It also operates certain units which produce oxygenates* such as MTBE (methyl tertiary butyl ether) and TAME (tertiary amyl methyl ether). The MTBE facility can produce approximately 17,700 BPD of MTBE from butane and methanol feedstocks and the MTBE/TAME unit converts light olefin streams produced by the refinery's HOC into MTBE and TAME. These two units enable the Corpus Christi Refinery to produce approximately 23,000 BPD of oxygenates, which are blended into the Company's own gasoline production or sold separately. Substantially all of the methanol feedstocks required for the production of oxygenates at the Corpus Christi Refinery can normally be

---------------

* "Oxygenates" are liquid hydrocarbon compounds containing oxygen. Gasoline that contains oxygenates usually has lower carbon monoxide emissions than conventional gasoline. MTBE is an oxygen-rich, high-octane gasoline blendstock produced by reacting methanol and isobutylene, and is used to manufacture oxygenated and reformulated gasolines. TAME, like MTBE, is an oxygen- rich, high-octane gasoline blendstock.

provided by a methanol plant in Clear Lake, Texas owned by a joint venture between a Valero subsidiary and Hoechst Celanese Chemical Group, Inc. (the "Clear Lake Methanol Plant"). In January 1997, a mixed xylene fractionation facility, which recovers the mixed xylene stream from the Corpus Christi Refinery's reformate stream, was placed into service at the refinery. The fractionated xylene is sold into the petrochemical feedstock market for use in the production of paraxylene when market conditions are favorable. These units and related facilities diversify the Corpus Christi Refinery's operations, giving this refinery the flexibility to pursue potentially higher-margin product markets.

The Company completed a scheduled turnaround of certain of the Corpus Christi Refinery's major refining units in the first quarter of 1998. Modifications made during the 1998 turnaround increased throughput capacity by 10,000 to 15,000 BPD, depending upon the type of feedstocks utilized. In addition, the HDS unit was modified during 1998 and early 1999 to allow for the processing of up to 50,000 BPD of high sulfur crude oil, thereby increasing the Corpus Christi Refinery's feedstock flexibility. The Corpus Christi Refinery experienced two significant unscheduled shutdowns of its HOC during the first and third quarters. Both shutdowns related to expander reliability issues which were resolved during the first quarter 1999 turnaround. To date in 1999, maintenance turnarounds have been completed for the HOC (during which its capacity was increased by 4,000 BPD), the HDS unit, the hydrocracker, the reformer unit, and certain other units. Except for the maintenance turnaround completed in the first quarter of 1999 and a catalyst change in the HDS unit likely to occur in the second quarter of 1999, no other turnarounds are scheduled during 1999 at the Corpus Christi Refinery.

  Texas City Refinery

The Texas City Refinery is capable of refining lower-value, medium sour crudes into a slate of gasolines, low-sulfur diesels and distillates, including home heating oil, kerosene and jet fuel. The Texas City Refinery typically produces approximately 55,000 BPD of gasoline and 55,000 BPD of distillates. The Texas City Refinery can provide approximately 35,000 BPD of intermediate feedstocks such as DAO and ATBs to the Corpus Christi Refinery and/or the Houston Refinery. The Texas City Refinery typically receives its feedstocks and ships product by tanker via deep water docking facilities along the Texas City Ship Channel, and also has access to the Colonial, Explorer and TEPPCO pipelines for distribution of its products.

The Texas City Refinery's primary operating units include a 160,000 BPD crude distillation complex and a 52,000 BPD fluid catalytic cracking unit ("FCC Unit"). During the latter part of 1996, a 78,000 BPD Residfiner (which improves the cracking characteristics of the feedstocks for the FCC Unit), and a 40,000 BPD Residual Oil Supercritical Extraction unit ("ROSE") (which recovers DAO from the vacuum tower bottoms for feed to the FCC Unit) were placed in service at the Texas City Refinery. These units significantly enhanced this refinery's feedstock flexibility and product diversity.

During 1998, the Texas City Refinery experienced unscheduled downtime at its Residfiner, primarily due to an unreliable supply of hydrogen from a third-party supplier. In late 1998, the Company entered into an agreement with other third-party suppliers for back-up supplies of a portion of the Texas City Refinery's hydrogen needs. The Company expects to enter into additional agreements in 1999 that will improve the reliability of hydrogen supplied to the Texas City Refinery. A scheduled turnaround was completed on the Residfiner in April 1998 and a catalyst change for this unit is also anticipated in 1999. Except for the Residfiner catalyst change, no other significant turnarounds are planned for 1999.

  Paulsboro Refinery

The Paulsboro Refinery processes primarily medium sour and heavy sour crudes into a wide slate of gasoline and distillates, including home heating oil, lubricants and asphalt. The Paulsboro Refinery typically produces 65,000 BPD of gasoline and 55,000 BPD of distillates, along with 12,000 BPD of lubricant basestocks. Major units at the Paulsboro Refinery include a 105,000 BPD lubricants crude unit, a 50,000 BPD fuels crude unit, a 48,000 BPD FCC Unit, a 25,500 BPD delayed coking unit and a 12,000 BPD lubricants plant. Feedstocks and refined products are typically transported via the Company's facilities along the Delaware River or through the refinery's access to the Colonial pipeline, which allows products to be sold into the New York Harbor market.

Pursuant to a crude oil supply contract entered into between Mobil and the Company at the time of the acquisition, Mobil agreed to provide the Paulsboro Refinery with approximately 100,000 BPD of lubricant-quality, medium sour feedstocks under a ten-year contract, subject to extension under certain circumstances. Substantially all of the Paulsboro Refinery's light products are purchased by Mobil at market-related prices for its retail distribution network. In addition, Mobil and the Company signed a long-term agreement for the Paulsboro Refinery to supply Mobil with fuels and lubricant basestocks to its adjacent lubricants blending and packaging facility.

During the fourth quarter of 1998, the turnaround of the coker unit was completed. The Paulsboro Refinery also experienced unscheduled processing rate reductions and unit downtime in the fourth quarter. No significant turnarounds are scheduled for 1999.

  Houston Refinery

The Houston Refinery is capable of processing heavy sweet or medium sour crude oil and can produce approximately 54,000 BPD of gasoline and 37,000 BPD of distillates. It operates an 85,000 BPD crude distillation complex and a 61,000 BPD FCC Unit. The refinery typically receives its feedstocks via tanker at deep water docking facilities along the Houston Ship Channel. This facility also has access to major product pipelines, including the Colonial, Explorer and TEPPCO pipelines.

The Houston Refinery experienced three unplanned shutdowns of its FCC Unit during the second and fourth quarters of 1998. During these shutdowns, certain reliability improvements were made to the regenerator, the power train and emission control devices. No significant turnarounds at the Houston Refinery are currently planned for 1999.

  Krotz Springs Refinery

The Krotz Springs Refinery processes primarily local, light Louisiana sweet crude oil and can produce approximately 34,000 BPD of gasoline and 38,000 BPD of distillates. The refinery is geographically located to benefit from access to upriver markets on the Mississippi River and it has docking facilities along the Atchafalaya River sufficiently deep to allow barge and light ship access. The facility is also connected to the Colonial pipeline for product transportation to the Southeast and Northeast. This refinery was built during the 1979-1982 time period making it, like the Corpus Christi Refinery, a relatively new facility compared to other Gulf Coast refineries. Primary units include an 80,000 BPD crude distillation complex, a 31,000 BPD FCC Unit and a 12,000 BPD reformer complex. This refinery also benefits from recently added MTBE/polymerization and isomerization units.

In December 1998, the Krotz Springs Refinery's principal operating units were down for a major maintenance turnaround. As a result of modifications to the FCC Unit, its capacity was increased to 31,000 BPD and its light products conversion capacity was increased by 3%. A turnaround of the reformer complex is currently anticipated in the latter part of 1999.

MARKETING

The Company's product slate is presently comprised of approximately 90% premium products such as gasoline and related components, distillates, lubricants and chemicals. The Company sells refined products under spot and term contracts to bulk and truck rack customers at over 180 locations in 31 states throughout the United States and selected export markets in Latin America. Primarily as a result of the Basis acquisition on May 1, 1997 and the Paulsboro Refinery acquisition, total product sales volumes increased from approximately 630,000 BPD during 1997 to approximately 1,000,000 BPD during the fourth quarter of 1998. Sales volumes include amounts produced at the Company's refineries and amounts purchased from third parties and resold in connection with the Company's marketing activities. Substantially all of the light products from the Paulsboro Refinery are sold to Mobil at market-related prices pursuant to long-term agreements. Currently, the Company markets approximately 150,000 BPD of gasoline and distillates through truck rack facilities. The principal purchasers of the Company's products from truck racks have been wholesalers and jobbers in the Northeast, Southeast, Midwest and Gulf Coast. Other sales are made to large oil companies and gasoline distributors and transported by pipeline, barges and tankers. With its access to the Gulf of Mexico and the Atlantic Ocean, the Company's refineries are able to ship refined products throughout the world. Interconnects with common-carrier pipelines give the Company the flexibility to sell products in most major geographic regions of the United States. No single purchaser of the Company's products accounted for more than 10% of total sales during 1998.

Approximately 70,000 BPD of the Company's RFG production is under contract to supply gasoline marketers in Texas and the Northeast with RFG at market-related prices. The Company also sells RFG into the spot market. When market conditions are favorable, the Company can supply CARB Phase II gasoline to West Coast markets under the California Air Resources Board's gasoline program. The Company expects demand for RFG to continue to improve as a result of increased demand in areas currently designated as non-attainment and more cities across the United States "opting in" to the federal RFG program. For further discussion, see "Factors Affecting Operating Results" below and "Outlook" under "Management's Discussion and Analysis."

FEEDSTOCK SUPPLY

The Company's refinery acquisitions and capital improvements since 1997 have expanded and diversified the slate of feedstocks which the Company can process. Prior to these acquisitions, the Company's primary feedstock was resid processed at the Corpus Christi Refinery, representing 50-70% of total feedstocks. Approximately 60% of the Company's feedstock slate is now comprised of medium sour crude oil and heavy sweet crude oil, while high-sulfur resid purchases comprise less than 5% of total feedstocks. The remaining feedstocks are primarily intermediates, light sweet crude oil, methanol and butane.

The Company has term feedstock contracts totaling approximately 380,000 BPD, or approximately 55% of its total feedstock requirements. The Company's long-term supply arrangement with Mobil comprises approximately 100,000 BPD of this amount. The remainder of its feedstock requirements are purchased on the spot market. The term agreements include contracts to purchase feedstocks from various foreign national oil companies, including certain Middle Eastern suppliers, and various domestic integrated oil companies.

In connection with the Restructuring, the Company entered into several contracts with its former affiliates, including a 10-year term contract under which a former affiliate is to supply approximately 50% of the butane required to operate the MTBE facilities at Corpus Christi and natural gasoline for blending. The Company obtains approximately 80% of its total methanol requirements for all of its refineries through its 50% joint venture interest in the Clear Lake Methanol Plant.

The Company owns feedstock and refined product storage facilities and leases feedstock and refined product storage facilities in various locations. The Company believes its storage facilities are generally adequate for its refining and marketing operations.

FACTORS AFFECTING OPERATING RESULTS

The Company's earnings and cash flow from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire feedstocks and the price for which refined products are ultimately sold depends on numerous factors beyond the Company's control, including the global, national and regional supply and demand for crude oil, gasoline, diesel, heating oil and other refined products which in turn are dependent upon, among other things, weather, the availability of imports, the economies and production levels of foreign suppliers, the marketing of competitive fuels, political affairs and the extent of governmental regulation.

Feedstock and refined product prices are affected by other factors, such as product pipeline capacity, local market conditions and the operating levels of competing refineries. Crude oil costs and the price of refined products have historically been subject to wide fluctuation. Installation of additional refinery crude distillation and upgrading facilities, price volatility, international political and economic developments and other factors beyond the control of the Company are likely to continue to play an important role in refining industry economics. The Company is aware, for example, of additional capacity of up to 200,000 BPD from a refinery in Good Hope, Louisiana which may become operational in 1999. These factors can impact, among other things, the level of inventories in the market resulting in price volatility and margin compression. Moreover, the industry typically experiences seasonal fluctuations in demand for refined products, such as for gasoline during the summer driving season and for home heating oil during the winter in the Northeast. The recent warmer than normal winters in the Northeast have resulted in reduced demand, unusually high inventories and lower prices for heating oil.

A large portion of the Company's feedstock supplies are secured under term contracts. There is no assurance of renewal of such contracts upon their expiration or that economically equivalent substitute supply contracts can be secured. The Company's feedstock supplies from international producers are loaded aboard chartered vessels and are subject to the usual maritime hazards. If the Company's foreign sources of crude oil or access to the marine system for delivering crude oil were curtailed, the Company's operations could be adversely affected. In addition, the loss of, or an adverse change in the terms of, certain of its feedstock supply agreements or the loss of sources or means of delivery of its feedstock supplies, could adversely affect the Company's operating results. The volatility of prices and quantities of feedstocks that may be purchased on the spot market or pursuant to term contracts could also have a material adverse effect on operating results.

Because the Company manufactures a significant portion of its gasoline as RFG and can produce approximately 26,000 BPD of oxygenates, certain federal and state clean-fuel programs significantly affect the operations of the Company and the markets in which it sells its refined products. In the future, the Company cannot control or with certainty predict the effect of such clean-fuel programs on the cost to manufacture, demand for or supply of refined products. Presently, the EPA's oxygenated fuel program under the Clean Air Act requires that areas designated "nonattainment" for carbon monoxide use gasoline that contains a prescribed amount of clean burning oxygenates during certain winter months. Additionally, the EPA's RFG program under the Clean Air Act requires year-round usage of RFG in areas designated "extreme" or "severe" nonattainment for ozone. In addition to these nonattainment areas, approximately 44 of the 87 areas that were designated as "serious," "moderate" or "marginal" nonattainment for ozone also "opted in" to the RFG program to decrease their emissions of hydrocarbons and toxic pollutants. In 1998, St. Louis and Kansas City, Missouri "opted-in" to the federal RFG program. Phase II of the federal RFG program is expected to become effective in 2000, further restricting the acceptable levels of nitrous oxides, volatile organic compounds and toxics in gasoline. In order to meet the new restrictions, refiners will necessarily need to reduce the sulfur and aromatics content of gasoline and reduce its vapor pressure.

MTBE margins are affected by the price of MTBE and its feedstocks, methanol and butane, as well as the demand for RFG, oxygenated gasoline and premium gasoline. The worldwide movement to reduce lead in gasoline is expected to increase worldwide demand for oxygenates to replace the octane provided by lead-based compounds. The general growth in gasoline demand as well as additional "opt-ins" by certain areas into the EPA clean fuels programs should continue to increase the demand for MTBE. However, initiatives have been presented in California and Maine which would restrict or potentially ban the use of MTBE as a gasoline component. If MTBE were to be restricted or banned, the Company believes that its major MTBE-producing facilities could be modified to produce other gasoline blendstocks or other petrochemicals.

Because the Company's refineries are generally more complex than many conventional refineries and are designed principally to process heavy and/or sour crude oils, including resid, its operating costs per barrel are generally higher than those of most conventional refiners. But because the Company's primary feedstocks usually sell at discounts to benchmark crude oil, it has been generally able to recover its higher operating costs and generate higher margins than many conventional refiners that use lighter crude oil as their principal feedstock. Moreover, through recent acquisitions, improvements in technology and modifications to its operating units, the Company has improved its flexibility to process different types of feedstocks, including heavy crude oils. The Company expects its primary feedstocks to continue to sell at a discount to benchmark crude oil, but is unable to predict future relationships between the supply of and demand for its feedstocks.

In April 1995, six major oil refiners filed a lawsuit against Unocal Corporation ("Unocal") in Los Angeles, California seeking a determination that Unocal's claimed patent on certain gasoline compositions was invalid and unenforceable. The Company was not a party to this litigation. Unocal's claimed patent covers a substantial portion of the reformulated gasoline compositions required by the CARB Phase II regulations that went into effect in March 1996. In 1997, a federal court jury upheld the validity of Unocal's patent and awarded Unocal royalty damages based on infringement of the patent. The case is on appeal, but no decision has been reached. If the Company were required to pay a royalty on the compositions claimed by Unocal's patents, such amounts could affect the operating results of the Company and alter the blending economics for compositions not covered by the patent. The Company is unable to predict the validity or effect of any claimed Unocal patent.

                            DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes supplements the description in the accompanying Prospectus of the general terms and provisions of the Debt Securities (as defined in the Prospectus), to which description reference is hereby made.

GENERAL

The Notes will be limited to $300 million aggregate principal amount and will mature on March 15, 2006. The Notes will be issued in fully registered form only in minimum denominations of $1,000 increased in multiples of $1,000.

Interest on the Notes will accrue at a rate of 7 3/8% per annum and will be payable semi-annually on March 15 and September 15, beginning September 15, 1999, to the persons in whose names the Notes are registered at the close of business on March 1 and September 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the Notes is payable.

The Notes will constitute a series of Debt Securities to be issued under an Indenture dated as of December 12, 1997 (as amended and in effect, the "Indenture"), between Valero and The Bank of New York, as Trustee, the terms of which are more fully described in the accompanying Prospectus. The Notes and any future Debt Securities issued under the Indenture will be unsecured obligations of Valero and will rank on a parity with all other unsecured and unsubordinated indebtedness of Valero. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more additional series. The Indenture does not limit Valero's ability to incur additional indebtedness.

The Notes will not be subject to any sinking fund.

OPTIONAL REDEMPTION

The Notes will be redeemable, in whole or in part, at the option of Valero at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points plus, in each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by Valero.

"Reference Treasury Dealers" means (i) each of J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Valero shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by Valero.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless Valero defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

The Notes will trade in the same-day funds settlement system of The Depository Trust Company ("DTC") until maturity or until Valero issues the Notes in definitive form. DTC will therefore require secondary market trading activity in the Notes to settle in immediately available funds. Valero can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

BOOK-ENTRY SYSTEM; DELIVERY AND FORM

  General

The Notes will be issued in the form of one or more fully registered global securities (each a "Global Security"). The Global Securities will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. For purposes of this Prospectus Supplement, "Global Security" refers to the Global Security or Global Securities representing the entire issue of Notes. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC.

Valero understands as follows with respect to the rules and operating procedures of DTC, and with respect to secondary market trading of Morgan Guaranty Trust Company of New York, Brussels office, as operator for the Euroclear System ("Euroclear"), and Cedel Bank, societe anonyme, incorporated under the laws of the Grand Duchy of Luxembourg ("Cedel"), which affect transfers of interests in the Global Security.

  DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the Underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants (including Euroclear and Cedel). Beneficial ownership of Notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in a Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the Underwriters is a Participant or an Indirect Participant. Investors may also hold beneficial interests in a Global Security directly through Euroclear or Cedel as Indirect Participant in DTC, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Cedel hold beneficial interests in a Global Security on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which in turn hold such securities in customers' securities accounts in the depositories' names on the books of DTC.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither Valero nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, Valero understands that it is the practice of DTC to credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name." Distributions with respect to beneficial interests in the Global Security held through Euroclear or Cedel will be credited to the cash accounts of Euroclear participants or Cedel participants in accordance with the relevant system's rules and procedures, to the extent received by its depository.

DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account with DTC the Notes are credited and only in respect of such position of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. The Trustee will act upon instructions received from DTC in respect of the aggregate percentages of interests in the Notes necessary for the Trustee to take action pursuant to the Indenture.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither Valero nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an Event of Default (as defined in the Prospectus) has occurred and is continuing and all principal and accrued interest in respect of the Notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for any Global Security and a successor depository is not appointed by Valero within 60 days, Valero will issue individual certificated Notes in definitive form in exchange for such Global Security. In addition, Valero may at any time determine not to have the Notes represented by Global Securities, and, in such event, will issue individual certificated Notes in definitive form in exchange for such Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in such Global Securities and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of US$1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

  Global Clearance and Settlement

Although DTC, Euroclear and Cedel have agreed to the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither Valero nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Euroclear and Cedel

Euroclear and Cedel each hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants by electronic book-entry changes in the accounts of such participants. Euroclear and Cedel provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Cedel participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations and include certain of the Underwriters. Indirect access to Euroclear and Cedel is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Cedel participant, either directly or indirectly.

Euroclear is operated by Morgan Guaranty Trust Company of New York, Brussels, Belgium office (the "Euroclear Operator" or "Euroclear"), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants.

The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of Euroclear and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawal of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Cedel was incorporated in 1970 as a limited company under Luxembourg law. Cedel is owned by banks, securities dealers and financial institutions, and currently has about 100 shareholders, including U.S. financial institutions or their subsidiaries. No single entity may own more than five percent of Cedel's stock. Cedel is registered as a bank in Luxembourg, and as such is subject to regulation by the Institut Monetaire Luxembourgeois (the Luxembourg Monetary Authority, or IML), which supervises Luxembourg banks. Cedel currently accepts over 70,000 securities issues on its books.

  Initial Settlements

Investors electing to hold their Notes through DTC (other than through accounts at Euroclear or Cedel) will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Debt Securities through their depositaries for Euroclear accounts or Cedel accounts (as Indirect Participants in DTC), respectively, will follow the settlement procedures applicable to conventional Eurobonds in registered form. Notes will be credited to the securities custody accounts of Euroclear holders on the business day following the settlement date against payment for value on the settlement date and of Cedel holders on the settlement date against payment in same-day funds.

  Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading any Notes the location of both the purchaser's and seller's accounts to ensure that settlement can be made on the desired value date.

  Trading between DTC Participants

Secondary market trading between DTC Participants (other than depositories for Euroclear and Cedel, respectively) will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

  Trading between Euroclear and/or Cedel Participants

Secondary market trading between Euroclear participants and/or Cedel participants will be settled using the procedures applicable to conventional Eurobonds in same-day funds.

  Trading between DTC Seller and Euroclear or Cedel Purchaser

When Notes are to be transferred from the account of a DTC Participant to the account of a Euroclear participant or a Cedel participant, the purchaser must send instructions to Euroclear or Cedel through a participant at least one business day prior to settlement. Euroclear or Cedel, as the case may be, will instruct their respective depositary to receive the Notes against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date, on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the relevant depositary of Euroclear or Cedel to the DTC Participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participant's or Cedel participant's account. Credit for the Notes will appear on the next day (European time) and cash debit will be back-valued to, and the interest on the Notes will accrue from, the value date (which would be the preceding day when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Cedel cash debit will be valued instead as of the actual settlement date.

Euroclear participants and Cedel participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Cedel. Under this approach, they may take on credit exposure to Euroclear or Cedel until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Cedel has extended a line of credit to them, participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Cedel participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one-day period may reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

Because settlement takes place during New York business hours, DTC Participants can employ their usual procedures for sending Notes to the respective depositaries of Euroclear or Cedel, as the case may be, for the benefit of Euroclear participants or Cedel participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participant, a cross-market transaction will settle no differently than a trade between two DTC Participants.

  Trading between Euroclear or Cedel Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear participants and Cedel participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through their respective depositaries, to another DTC Participant. The seller must send instructions to Euroclear or Cedel through a participant at least one business day prior to settlement. In these cases, Euroclear or Cedel will instruct their respective depositaries to credit the Notes to the DTC Participant's account against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Euroclear participant or Cedel participant the following day, and receipt of the cash proceeds in the Euroclear or Cedel participant's account will be back-valued to the value date (which would be the preceding day, when settlement occurs in New
York). If the Euroclear participant or Cedel participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation will offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Cedel participant's account would instead be valued as of the actual settlement date.

Finally, day traders that use Euroclear or Cedel and that purchase Notes from DTC Participants for credit to Euroclear participants or Cedel participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

     (1) borrowing through Euroclear or Cedel for one day (until the purchase side of the day trade is reflected in their Euroclear account or Cedel account) in accordance with the clearing system's customary procedures;

     (2) borrowing the Notes in the United States from a DTC Participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower's Euroclear account or Cedel account in order to settle the sale side of the trade; or

     (3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear participant or Cedel participant.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated March 10, 1999, Valero has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
J.P. Morgan Securities Inc..................................   $150,000,000
Credit Suisse First Boston Corporation......................     75,000,000
Morgan Stanley & Co. Incorporated...........................     75,000,000
                                                               ------------
  Total.....................................................   $300,000,000
                                                               ============

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Underwriters have advised Valero that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the Notes.

The Underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of .375% of the principal amount of the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

Valero has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by Valero, are estimated to be $225,000.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking or investment banking transactions with Valero and its affiliates or performed other financial services for all or any part of them. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is a lender under the Company's revolving credit facility and will receive a portion of the proceeds from this offering.

                             VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for Valero by Jay D. Browning, Secretary and Managing Attorney, Corporate Law for Valero. Mr. Browning is an employee of Valero and at February 25, 1999 beneficially owned 2,402.19 shares of the Company's common stock (including shares held under employee benefit plans) and held options under employee stock option plans of the Company to purchase an additional 25,212 shares of the Company's common stock. None of such shares or options were granted in connection with the offering of the Notes. Certain legal matters in connection with the Notes will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                             INFORMATION REGARDING
                           FORWARD-LOOKING STATEMENTS

The discussion in the Prospectus and this Prospectus Supplement contains certain estimates, predictions, projections and other "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Some important factors (but not necessarily all factors) that could affect the Company's sales volumes, growth strategies, future profitability and operating results, or that otherwise could cause actual results to differ materially from those expressed in any forward-looking statement include the following: renewal or satisfactory replacement of the Company's feedstock arrangements as well as market, political or other forces generally affecting the pricing and availability of refinery feedstocks and refined products; accidents or other unscheduled shutdowns affecting the Company's, its suppliers' or its customers' pipelines, plants, machinery or equipment; excess industry capacity; competition from products and services offered by other energy enterprises; changes in the cost or availability of third-party vessels, pipelines and other means of transporting feedstocks and products; cancellation of or failure to implement planned capital projects and realize the various assumptions and benefits projected for such projects; the failure to avoid or correct a material Year 2000 problem, including internal problems or problems encountered by third parties; state and federal environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond the Company's control; weather conditions affecting the Company's operations or the areas in which the Company's products are marketed; rulings, judgments, or settlements in litigation or other legal matters, including unexpected environmental remediation costs in excess of any reserves; the introduction or enactment of federal or state legislation which may adversely affect the Company's business or operations; and changes in the credit ratings assigned to the Company's debt securities and trade credit. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing. The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  $600,000,000

                           VALERO ENERGY CORPORATION

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES

     Valero Energy Corporation (the "Company") may offer and issue from time to time up to $600,000,000 aggregate principal amount of its securities consisting of (i) one or more series of debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities"), (ii) shares of its Common Stock, par value $.01 per share ("Common Stock"), (iii) shares of its Preferred Stock, par value $.01 per share ("Preferred Stock") and (iv) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"). The Debt Securities, Common Stock, Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each Depositary Share and (iv) in the case of Debt Securities, the specific title, series, aggregate principal amount, maturity, rate (or manner of calculation thereof) and time of payment of interest, form (which may be registered or bearer or certificated or global), authorized denominations, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price.

     See "Risk Factors" on page 5 for a discussion of Certain Factors that should be considered in connection with an investment in the securities offered hereby.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, Securities covered by such Prospectus Supplement.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "VLO." Any Common Stock offered will be listed, subject to notice of issuance, on such exchange.

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through dealers or agents. The Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of Securities, the amounts, if any, to be purchased by underwriters, the compensation, if any, of such underwriters, dealers or agents and the net proceeds to the Company from the sale of such Securities less attributable issuance expense. See "Plan of Distribution."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                  The date of this Prospectus is June 30, 1998

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the "Commission"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR UNDER THE PROSPECTUS SUPPLEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at the New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and the Chicago Regional Office, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxies and information statements and other information regarding registrants (including the Company) that file electronically. In addition, documents filed by the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock of the Company is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, as permitted by the Commission's rules and regulations. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus its Annual Report on Form 10-K for the year ended December 31, 1997, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, its Proxy Statement dated March 20, 1998 for the 1998 Annual Meeting of Stockholders and its Registration Statement on Form 8-A dated July 9, 1997, as amended by Form 8-A dated July 17, 1997.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     Any person receiving a copy of this Prospectus may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated by reference into the information that this Prospectus incorporates). Written requests should be directed to: Investor Relations, Valero Energy Corporation, P.O. Box 500, San Antonio, Texas 78292-0500 (telephone 210-370-2139).

                           FORWARD-LOOKING STATEMENTS

     Statements in this Prospectus and any Prospectus Supplement (including the documents incorporated by reference) concerning the Company which are (a) projections of revenues, earnings, earnings per share, capital expenditures or other financial items, (b) statements of plans and objectives for future operations, including acquisitions, (c) statements of future economic performance, or (d) statements of assumptions or estimates underlying or supporting the foregoing are "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that involve various risks and uncertainties. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Some important factors (but not necessarily all factors) that could affect the Company's sales volumes, growth strategies, future profitability and operating results, or that otherwise could cause actual results to differ materially from those expressed in any forward-looking statement include the following: renewal or satisfactory replacement of the Company's feedstock arrangements as well as market, political or other forces generally affecting the pricing and availability of refinery feedstocks and refined products; accidents or other unscheduled shutdowns affecting the Company's, its suppliers' or its customers' pipelines, plants, machinery or equipment; excess industry capacity; competition from products and services offered by other energy enterprises; changes in the cost or availability of third-party vessels, pipelines and other means of transporting feedstocks and products; ability to implement planned capital projects and realize the various assumptions and benefits projected for such projects; state and federal environmental, economic, safety and other policies and regulations, any changes therein, and any legal or regulatory delays or other factors beyond the Company's control; weather conditions affecting the Company's operations or the areas in which the Company's products are marketed; rulings, judgments, or settlements in litigation or other legal matters, including unexpected environmental remediation costs in excess of any reserves; the introduction or enactment of federal or state legislation; and changes in the credit ratings assigned to the Company's debt securities and trade credit. Certain of these risk factors are more fully discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the quarter ended March 31, 1998. The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  THE COMPANY

     The Company is one of the five largest independent petroleum refiners and marketers in the U.S. and is the largest on the Gulf Coast. The Company, through its subsidiaries, owns and operates four petroleum refineries, three in Texas at Corpus Christi, Texas City, and Houston, and one in Louisiana at Krotz Springs, with a combined throughput capacity of approximately 565,000 barrels per day. The Company, through its subsidiaries, also markets refined products in 31 states and selected export markets.

     The Company was incorporated in Delaware in 1981 under the name Valero Refining and Marketing Company. Prior to July 31, 1997, the Company was a wholly owned subsidiary of Valero Energy Corporation ("Old Valero"). On July 31, 1997, pursuant to an agreement and plan of distribution between Old Valero and the Company, Old Valero spun off the Company to Old Valero's stockholders by distributing all of the Company's common stock on a share for share basis to holders of record of Old Valero common stock at the close of business on such date. Immediately after such distribution, Old Valero merged its natural gas related services business with a wholly owned subsidiary of PG&E Corporation (the completion of such distribution and merger is collectively referred to as the "Restructuring"). In connection with the Restructuring, the Company's name was changed from Valero Refining and Marketing Company to Valero Energy Corporation and the Company's stock was registered with the Commission and listed for trading on the New York Stock Exchange.

     The Company has its principal executive offices at 7990 I.H. 10 West, San Antonio, Texas, 78230 and its telephone number is (210) 370-2000.

                              RECENT DEVELOPMENTS

     On May 21, 1998, the Company and Mobil Oil Corporation ("Mobil") signed an exclusive letter of intent for the proposed purchase by the Company of Mobil's 155,000 barrels-per-day ("BPD") refinery in Paulsboro, New Jersey ("Paulsboro Refinery"), for $228 million plus an estimated $108 million for inventories and other working capital items. The Company anticipates financing the acquisition with cash provided from the Company's existing bank credit facilities. The acquisition is expected to close by August 1, 1998, subject to satisfactory completion of the due diligence review, execution of definitive agreements and satisfaction of legal and regulatory requirements.

     After acquiring the Paulsboro Refinery, the Company will own and operate five refineries in the Gulf Coast and Northeast regions of the country with total throughput capacity of more than 700,000 BPD, making the Company the second largest independent refining company in the United States.

                                USE OF PROCEEDS

     The Securities may be offered by the Company from time to time when the Company determines that market conditions are favorable. Unless otherwise indicated in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the Company's funds and used for general corporate purposes, including the repayment of existing indebtedness, financing of capital projects, additions to working capital and funding acquisitions of properties in related businesses. The Company expects that it will raise additional funds from time to time, as needed, through equity or debt financings, including borrowings under bank credit agreements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

------------------   -------------------------------------
THREE MONTHS ENDED
    MARCH 31,              YEARS ENDED DECEMBER 31,
------------------   -------------------------------------
       1998          1997    1996    1995    1994    1993
------------------   -----   -----   -----   -----   -----
       (a)           4.08x   1.74x   2.61x   1.69x   1.50x

(a) For the three months ended March 31, 1998, earnings were insufficient to cover fixed charges by $8.2 million. Such deficiency was due primarily to a $37.7 million pre-tax charge to earnings to write down the carrying amount of the Company's refinery inventories to market value. Excluding the effect of the inventory write-down, the ratio of earnings to fixed charges would have been 3.61x.

     For the purposes of computing the above ratio, earnings consist of consolidated income from continuing operations before income taxes and fixed charges (excluding capitalized interest), with certain other adjustments. Fixed charges consist of total interest, whether expensed or capitalized, amortization of debt expense and premiums or discounts related to outstanding indebtedness, and one-third (the proportion deemed representative of the interest factor) of rental expense.

     The Company paid no dividends on preferred stock with respect to its continuing operations during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

                                  RISK FACTORS

     The Securities to be offered hereby may involve a high degree of risk. Such risks will be set forth in the Prospectus Supplement relating to such Security. In addition, certain risk factors, if any, relating to the Company's business will be set forth in a Prospectus Supplement.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent, if any, to which such general provisions may apply to the Offered Securities will be described in the Prospectus Supplement relating to such Offered Securities. The Offered Securities may contain any terms and provisions not inconsistent with the Indenture (hereinafter defined).

     The Debt Securities are to be issued in one or more series (each such series a "Series") under an Indenture dated as of December 12, 1997, to be supplemented by one or more supplemental indentures (the "Indenture"), between the Company and The Bank of New York, a New York banking corporation, as Trustee (the "Trustee"). Section references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The following statements are summaries of certain provisions contained in the Indenture. The Indenture is included as an exhibit to the Registration Statement.

GENERAL

     The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that debt securities of any Series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indenture does not limit the amount of other indebtedness or securities which may be issued by the Company. All Debt Securities will be unsecured and will not rank below any other unsecured indebtedness of the Company. The Trustee will authenticate and deliver Debt Securities executed and delivered to it by the Company as set forth in the Indenture.

     Reference is made to the Prospectus Supplement for the following and other possible terms of each Series of the Offered Securities in respect of which this Prospectus is being delivered: (i) the title of the Offered Securities; (ii) any limit upon the aggregate principal amount of the Offered Securities; (iii) if other than 100% of the principal amount, the percentage of their principal amount at which the Offered Securities will be offered; (iv) the date or dates on which the principal of the Offered Securities will be payable (or method of determination thereof); (v) the rate or rates (or method of determination thereof) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than as set forth herein, the place or places where the principal of and interest, if any, on the Offered Securities will be payable; (vii) the price or prices at which, the period or periods within which and the terms and conditions upon which Offered Securities may be redeemed, in whole or in part, at the option of the Company; (viii) the obligation, if any, of the Company to redeem, repurchase or repay Offered Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (ix) the events of default or covenants relating to the Offered Securities, to the extent different from or in addition to those described herein; (x) whether the Offered Securities will be issued in certificated and/or book-entry form; (xi) whether the Offered Securities will be in registered or bearer form and the denominations thereof; (xii) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; and (xiii) any other terms or conditions not inconsistent with the provisions of the Indenture.

     Unless otherwise provided in the Prospectus Supplement relating to any Offered Securities, principal and interest, if any, will be payable, and the Debt Securities will be transferable and exchangeable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on the Debt Securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Security Register. Interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

     Unless otherwise set forth in the Prospectus Supplement, Debt Securities may be issued only in fully registered form, without coupons, in minimum denominations of $1,000 and any integral multiple thereof. Debt Securities may be exchanged for an equal aggregate principal amount of Debt Securities of the same Series and date of maturity in such authorized denominations as may be requested upon surrender of the Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305).

     Debt Securities will bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate, will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     The Indenture requires the annual filing by the Company with the Trustee of a certificate as to compliance with all conditions and covenants contained in the Indenture. (Section 1005).

     The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Offered Securities at the option of the holders thereof. Any such obligations applicable to a Series of Debt Securities will be described in the Prospectus Supplement relating thereto.

GLOBAL SECURITY

     The Company anticipates that upon issuance, each Series of Debt Securities will be represented by a single global security (the "Global Security") which will be deposited with, or on behalf of, a depositary located in the United States (the "Depositary") and will be registered in the name of the Depositary or a nominee of the Depositary. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of the Global Security, the Depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by the Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, if any. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer or pledge beneficial interests in the Global Security. So long as the Depositary, or its nominee, is the registered owner of the Global Security, the Depositary or the nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the Global Security for all purposes under the Indenture.

     Payments of principal of (and premium, if any) and interest (if any) on individual Debt Securities represented by the Global Security registered in the name of the Depositary or its nominee and notices required under the Indenture will be made or delivered to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any paying agent, or the securities registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or to assure that notices are forwarded to beneficial owners.

     The Company expects that the Depositary, upon receipt of any payment of principal, premium or interest in respect of the Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Security as shown on the records of the Depositary. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants. However, the Company has no control over the practices of the Depositary or the Participants and there can be no assurance that these practices will not change.

     If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 60 days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive registered form in exchange for the Global Security for such Series. Further, if the Company so specifies with respect to the Debt Securities of a Series, an owner of a beneficial interest in the Global Security may, on terms acceptable to the Company, the Trustee and the Depositary, receive Debt Securities in definitive registered form in exchange for such beneficial interests. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of Debt Securities in definitive registered form equal in principal amount to such beneficial interest. (Sections 301 and 305).

     Except as provided above, owners of beneficial interests in the Global Security will not be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security for a Series of Debt Securities must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of such securities under the Indenture. The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in the Global Security desires to give or take any action to which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

CERTAIN COVENANTS OF THE COMPANY

     Certain Definitions. The following terms are defined substantially as follows in Section 101 of the Indenture and are used herein as so defined. For the purposes of the following terms, all items shall be determined in accordance with generally accepted accounting principles, unless otherwise indicated.

     "Consolidated Net Tangible Assets" means the total amount of assets shown on a consolidated balance sheet of the Company and its Subsidiaries, prepared in accordance with generally accepted accounting principles, less (i) all current liabilities (except current maturities of long-term debt and notes payable) and
(ii) goodwill and other intangible assets included on such balance sheet.

     "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which would, in accordance with generally accepted accounting principles, be classified as long-term debt, but in any event including all indebtedness for money borrowed, whether secured or unsecured, maturing more than one year, or extendible at the option of the obligor to a date more than one year, after the date of determination thereof (excluding any amount thereof included in current liabilities).

     "Mortgages" means mortgages, liens, pledges, security interests or other encumbrances.

     "Principal Property" means any refinery or refinery-related asset, distribution facility or other real property of the Company or any of its Subsidiaries which has a net book value exceeding 2.5% of Consolidated Net Tangible Assets, but not including (1) any property which in the opinion of the Company is not material to the total business conducted by the Company as an entirety or (2) any portion of a particular property which is similarly found not to be material to the use or operation of such property.

     "Subsidiary" means (i) any corporation of which at the time of determination the Company and/or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the shares of Voting Stock, (ii) any general partnership, joint venture, business trust or similar entity, of which at the time of determination the Company and/or one or more Subsidiaries owns or controls directly or indirectly more than 50% or the outstanding partnership or similar interests and (iii) any limited partnership of which the Company or any of its Subsidiaries is a general partner.

     Limitations on Mortgages. The Company covenants in the Indenture that when any Debt Securities are outstanding it will not, subject to certain exceptions, create or assume any Mortgages upon any of the Company's receivables or other assets or any asset, stock or indebtedness of any Subsidiary unless such Debt Securities are secured equally and ratably with (or prior to) such indebtedness for as long as such indebtedness is so secured. Such exceptions to this covenant include (but are not limited to) the following: (a) subject to certain limitations, any Mortgage created to secure all or part of the purchase price of any property or to secure a loan made to finance the acquisition of the property described in such Mortgage; (b) subject to certain limitations, any Mortgage existing on any property at the time of the acquisition thereof (whether acquired directly or indirectly through the purchase of the entity that owns the asset) or created not later than 12 months thereafter, or Mortgages created in connection with the construction or repair of any of the Company's property or created within 12 months thereafter; (c) any mechanic's or materialmen's lien or any lien related to workmen's compensation or other insurance, and lease deposits and other deposits arising in the ordinary course of business; (d) any Mortgage arising by reason of deposits with or the giving of any form of security to any governmental agency (including for taxes and other governmental charges); (e) any judgment lien the execution of which has been stayed or which has been adequately appealed and secured; (f) any Mortgage incidental to the conduct of the Company's business which was not incurred in connection with the borrowing of money or the obtaining of advances or credit and which does not materially interfere with the conduct of the Company's business; (g) any intercompany Mortgage; (h) any Mortgage created to secure indebtedness and letter of credit reimbursement obligations incurred in connection with the extension of working capital financing; (i) any Mortgage existing on the date of the Indenture; (j) subject to an aggregate limit of $60 million, any Mortgage on cash, cash equivalents, options or futures positions and other account holdings securing derivative obligations or otherwise incurred in connection with margin accounts with brokerage or commodities firms; and (k) subject to an aggregate limit of 10% of the Company's Consolidated Net Tangible Assets, any Mortgages not otherwise permitted by any of the other exceptions set forth in the Indenture. (Section 1101).

     Limitations on Sale and Leaseback Transactions. The Indenture provides that neither the Company nor any Subsidiary may enter into any sale/leaseback transactions with regard to any Principal Property, providing for the leasing back to the Company or a Subsidiary by a third party for a period of more than three years of any asset which has been or is to be sold or transferred by the Company or such Subsidiary to such third party or to any other person. Transactions of this nature are permitted, however, under the following circumstances: (i) the Company would be entitled, pursuant to the "Limitations on Mortgages" covenant described above, to incur indebtedness secured by a Mortgage on the property to be leased, without equally and ratably securing the Debt Securities then outstanding, (ii) the Company during or immediately after the expiration of 120 days after the effective date of such sale/leaseback transaction (whether made by the Company or a Subsidiary) applies to the voluntary retirement of Funded Debt an amount equal to the value of such transaction (as such amount may be reduced pursuant to the terms of the Indenture), or (iii) the Company during or immediately after the expiration of 120 days after the effective date of such sale/leaseback transaction applies an amount equal to the value of the transaction to the purchase of another Principal Property asset. In addition, subject to a limit (on an aggregated basis with indebtedness secured by liens not otherwise permitted by the limitations on mortgages covenant described above) of 10% of the Company's Consolidated Net Tangible Assets, the Indenture permits the Company to enter into sale/leaseback transactions not otherwise permitted by the express provisions of the Indenture. (Section 1102).

     Consolidation, Merger and Certain Sales of Assets. The Indenture does not contain any covenant that restricts the Company's ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions; provided (i) that the successor corporation (if not the Company) is a U.S. corporation and it expressly assumes the due and punctual payment of the Debt Securities then outstanding and the due and punctual performance and observance of all of the covenants and conditions of the Indenture, and (ii) there is no event of default immediately following such transaction. (Section 801).

EVENTS OF DEFAULT

     The following are "Events of Default" under the Indenture with respect to Debt Securities of any series: (i) failure to pay principal of or any premium on any Debt Security of that series when due and payable; (ii) failure to pay any interest on any Debt Security of that series when due and payable, and the continuation of the default for 30 days; (iii) failure to deposit any sinking fund payment or analogous obligation in respect of any Debt Security of that series when due; (iv) failure to perform any other covenant, or breach of any warranty, of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than such series), continued for 60 days after written notice is given or received as provided in the Indenture; (v) certain events of bankruptcy, insolvency, or reorganization; (vi) failure to pay at final maturity (after the expiration of any applicable grace periods) or upon the declaration of acceleration of payment of indebtedness for borrowed money of the Company or any Subsidiary in excess of $25 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice; and
(vii) any other Event of Default provided with respect to Debt

Securities of that series. If any Event of Default with respect to Debt Securities of any series at any time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series (or such lesser amounts as may be provided in the Debt Securities of that series) may declare the principal amount of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration or occurrence of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul the acceleration. (Sections 501 and 502).

     The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. The Company is required to furnish the Trustee annually with a statement of the performance by the Company of certain of its obligations under the Indenture and of any default in such performance.

MODIFICATION AND WAIVER

     The Indenture provides that the Company and the Trustee may enter into supplemental indentures (which conform to the provisions of the Trust Indenture Act of 1939) without the consent of the holders in order to, among other things:
(i) secure any Debt Securities; (ii) evidence the assumption by a successor Person of the obligations of the Company; (iii) add further covenants for the protection of the holders or additional events of default; (iv) cure any ambiguity or correct any inconsistency in the Indenture, so long as such action will not adversely affect the interests of the holders; (v) establish the form or terms of Debt Securities of any series; and (vi) evidence the acceptance of appointment by a successor trustee. (Section 901).

     Modifications of and amendments to the Indenture may also be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification or amendment; provided that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (i) change the stated maturity of the principal of or any installment of interest on any Debt Security, (ii) reduce the principal amount of, or any premium or interest on, any Debt Security, (iii) reduce the amount of principal of discounted Debt Securities payable upon acceleration of the stated maturity thereof, (iv) change the currency of payment for any Debt Security, (v) impair the right to institute suit for the enforcement of any payment with respect to any Debt Security, or
(vi) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902).

     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series, on behalf of all holders of Debt Securities of that series, may waive any past default under the Indenture with respect to Debt Securities of that series, except a default in the payment of principal, premium or interest, or a covenant or provision that cannot be modified or amended without the consent of the holders of each outstanding Debt Security affected thereby. (Section 512).

DISCHARGE

     The Indenture provides that the Company will be discharged from any and all obligations in respect of any series of Debt Securities, except for certain surviving obligations to register the transfer or exchange of the Debt Securities and any right to receive additional amounts under the Indenture, (i) if all Debt Securities previously authenticated and delivered under the Indenture have been delivered to the Trustee for cancella-tion, or (ii) if (a) all such Debt Securities have become due and payable or will become due and payable within one year at Stated Maturity or by redemption, if applicable, and (b) the Company deposits with the Trustee, in trust, money in an amount sufficient to pay the entire indebtedness of such Debt Securities on the dates the payments are due in accordance with the terms of the Debt Securities. To exercise the rights described in (ii) above, the Company is required, among other things, to deliver to the Trustee an opinion of counsel and an officers' certificate to the effect that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with. (Section 401).

NOTICES

     Notices to holders will be given by mail to the addresses of such holders as they appear in the Security Register.

GOVERNING LAW

     The Indenture is, and the Debt Securities will be, governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Bank of New York, a New York banking corporation, is the Trustee under the Indenture, with an address at Bank of New York, Corporate Trust Office, 101 Barclay Street, Floor 21 West, New York, New York 10286. The Bank of New York also serves as trustee in connection with a financing completed in December 1997 by the Company.

     The holders of a majority in principal amount of the outstanding securities issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of securities issued under the Indenture, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture. The Trustee may resign at any time or may be removed by the Company. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or if a vacancy occurs in the office of the Trustee for any cause, a successor Trustee shall be appointed in accordance with the provisions of the Indenture.

     If the Trustee shall have or acquire any "conflicting interest" within the meaning of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the Indenture. The Trust Indenture Act also contains certain limitations on the right of the Trustee, as a creditor of the company, to obtain payment of claims in certain cases, or to realize on certain property received by it in respect of such claims, as security or otherwise.

                        DESCRIPTION OF THE COMMON STOCK

     The authorized Common Stock of the Company consists of 150,000,000 shares, par value $.01 per share. At June 1, 1998, there were 56,191,707 shares of Common Stock issued and outstanding. The following description of the Common Stock is subject to the detailed provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and its By-laws as currently in effect (the "Bylaws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation, the Bylaws, and the Rights Agreement, dated as of July 17, 1997 between the Company and Harris Trust and Savings Bank, as rights agent, all of which are exhibits to the Registration Statement of which this Prospectus is a part.

     After the requirements with respect to preferential dividends upon any outstanding Preferred Stock have been met, the holders of the Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors. For information regarding restrictions on payments of dividends, see the Prospectus Supplement applicable to any issuance of Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote for each share held. At present, the Common Stock trades with the Preferred Share Purchase Rights. See "Description of the Preferred Share Purchase Rights."

     In the event of any liquidation of the Company, after the holders of the Preferred Stock of each series and any other class of stock ranking prior to the Common Stock in respect of distributions of assets on liquidation of the Company shall have been paid in full the amount to which they respectively shall be entitled or a sum sufficient for such payment in full shall have been set apart, the remaining net assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Preferred Stock and any other such class of stock ranking prior to the Common Stock.

     The Certificate of Incorporation of the Company provides that directors are to be elected in three classes of as nearly an equal number as possible for terms of three years. As a result, a person acquiring a majority of the Common Stock may be unable to promptly gain control of the Company's Board of Directors. In general, the Certificate of Incorporation requires the affirmative vote of holders of at least two-thirds of the voting stock of the Company not owned by an "interested stockholder" (the beneficial owner of 15% or more of the Company's outstanding voting stock) prior to certain "Business Combinations" (as defined in the Certificate of Incorporation), unless the Business Combination is approved by the "Continuing Directors" (as defined in the Certificate of Incorporation) or meets certain requirements regarding price and procedure or certain other transactions involving the issuance of the securities of the Company. The foregoing provisions may have certain anti-takeover effects in that a person gaining voting control of the Company may be prevented from or delayed in taking actual control. For purposes of the provision of the Certificate of Incorporation described above, "voting stock" would mean all stock entitled to vote in an election of directors at the time the determination is being made. Accordingly, Preferred Stock does not constitute "voting stock" unless, at the time the determination is being made, such Preferred Stock is entitled to vote for the election of two directors, as described above.

     The Company's Certificate of Incorporation also contains a provision that limits the liability of the Company's directors, as permitted by the Delaware General Corporation Law. The provision eliminates the personal liability of directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the declaration or payment of dividends or improper repurchases, or redemptions of the Company's stock in violation of Delaware law or in respect of any transaction from which a director received an improper personal benefit.

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. For purposes of Section 203, "voting stock" means stock entitled to vote generally in elections for the board of directors.

     The Common Stock has no preemptive, redemption or conversion rights.

     Harris Trust and Savings Bank, Chicago, Illinois, acts as Transfer Agent and Registrar for the Common Stock.

               DESCRIPTION OF THE PREFERRED SHARE PURCHASE RIGHTS

     On July 31, 1997 the Board of Directors of the Company declared a dividend of one Preferred Share Purchase Right (the "Rights") for each outstanding share of Common Stock to the stockholders of record on that date. In addition, the Board determined that each authorized but then unissued share of Common Stock issued on or after such date would also be accompanied by a Right. Except as set forth below, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock, Series I ("Junior Preferred Stock"), at a price of $100 per one one-hundredth of a share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Company's Rights Agreement, dated as of July 17, 1997 between the Company and Harris Trust and Savings Bank, as rights agent (the "Rights Agreement").

     The Rights Agreement provides that, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Company's Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock (the earlier of such dates being called the "Rights Separation Date"), the Rights will be transferred with and only with the Company's Common Stock. As soon as practicable following the Rights Separation Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Rights Separation Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Rights Separation Date. The Rights will expire on June 30, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock, (ii) upon the grant to holders of shares of Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then current market price of shares of Junior Preferred Stock or (iii) upon the distribution to holders of shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Junior Preferred Stock or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Junior Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Company's Common Stock or a stock dividend on the Company's Common Stock payable in the Company's Common Stock or subdivisions, consolidations or combinations of the Company's Common Stock occurring, in any such case, prior to the Rights Separation Date.

     Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of the Company's Common Stock. In the event of liquidation, the holders of shares of Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of the Company's Common Stock. Each share of Junior Preferred Stock will have 100 votes, voting together with the Company's Common Stock. Finally, in the event of any merger, consolidation or other transaction in which the Company's Common Stock is exchanged, each share of Junior Preferred Stock will be entitled to receive 100 times the amount received per share of the Company's Common Stock. These rights will be protected by customary antidilution provisions.

     Because of the nature of the Junior Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Company's Common Stock.

     In the event that after the Rights Separation Date, the Company is acquired in a merger or other business combination transaction, or if 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding Common Stock, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Company's Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Preferred Stock (or of a share of a class or series of Preferred Stock having equivalent rights, preferreds and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Junior Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Junior Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of shares of Junior Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Company's Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Company's Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Company's Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Company's Board since the Rights may be redeemed by the Company at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock.

     The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Rights Agreement, a form of which was filed as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-31709, July 21, 1997).

                       DESCRIPTION OF THE PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of Preferred Stock, par value $.01 per share, of which no Preferred Stock was outstanding at the date hereof. Subject to the limitations prescribed by the Certificate of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Certificate of Incorporation and Bylaws and any applicable certificate of designations supplementary to the Certificate of Incorporation designating terms of a series of Preferred Stock which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

     The issuance of Preferred Stock could adversely affect the voting power, dividend rights and other rights of holders of Common Stock. Issuance of Preferred Stock also could, depending on the terms of such issue, either impede, delay, prevent or facilitate a merger, tender offer or change in control of the Company. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their shares over the then prevailing market price. Management believes that the availability of Preferred Stock will provide the Company with increased flexibility in structuring possible further financing and acquisitions and in meeting other needs that might arise.

TERMS

     The Preferred Stock offered hereby will be issued in one or more series. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provision for a sinking fund, if any, for such Preferred Stock; (vii) the provision for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof); (x) whether interests in such Preferred Stock will be represented by Depositary Shares; (xi) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; (xii) a discussion of federal income tax considerations applicable to such Preferred Stock; (xiii) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company; and (xiv) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. Such rates may be variable or fixed or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current divided period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     The terms, if any, on which shares of a series of Preferred Stock may be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, will be set forth in the Prospectus Supplement applicable to such series.

RIGHTS UPON LIQUIDATION

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, then, before any distribution or payment shall be made to the holders of Common Stock or any other class or series of capital shares of the Company ranking junior to such series of Preferred Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to accrued and unpaid dividends for the then current dividend period and, if such series of Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares.

VOTING RIGHTS

     Holders of the Preferred Stock will not be entitled to vote, except as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

STOCKHOLDER LIABILITY

     Applicable Delaware law provides that no stockholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                      DESCRIPTION OF THE DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by the Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights). The Company anticipates that the following provisions will apply to any Deposit Agreements which may be entered into by the Company.

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Upon completion, copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that is it not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holders' order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or wilful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION

     The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of capital stock, and the Company, upon receipt of such instructions and any amounts payable in respect thereof, would cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts would be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock would be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount would be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that would materially and adversely alter the rights of the holders of Depositary Receipts or be materially and adversely inconsistent with the rights granted to holders of the related Preferred Stock will not be effective unless such amendment is approved by the holders of at least two-thirds of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment will impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipt. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into capital stock of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement.

     However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as their agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as their agents to solicit offers by certain institutions to purchase Securities from them at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

     The Securities (other than Common Stock) will be a new issue of securities with no established trading market. If so indicated in the applicable Prospectus Supplement, any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities, other than Common Stock.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Securities will be passed upon for the Company by Mr. Gregory C. King, Esq., Vice President and General Counsel of the Company. Mr. King is an employee of the Company and at June 1, 1998, beneficially owned 13,586 shares of the Company's Common Stock (including shares held under employee benefit plans) and held options under employee stock option plans of the Company to purchase an additional 62,101 shares of the Company's Common Stock. None of such shares or options were granted in connection with the offering of the Securities. Certain legal matters in connection with the Securities may be passed upon for underwriters, dealers or agents by Baker & Botts, Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The reports of independent public accountants relating to the audited consolidated financial statements of the Company in any documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering will, to the extent covered by consents thereto filed with the Commission, be incorporated by reference in reliance upon the authority of such independent public accountants as experts in accounting and auditing.